Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Second Quarter and the First Half Year Ended December 31, 2023

First Half of Fiscal Year 2024 Financial Highlights

•	Total revenues were $423.6 million, an increase of 2.1% compared to the comparable prior year period.

•	Gross margin was 31.9%, compared to 36.1% for the comparable prior year period. Non-GAAP gross margin was 32.1%, compared to 36.3% for the comparable prior year period.

•

Net income attributable to Hollysys was $45.8 million, a decrease of 34.3% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $46.8 million, a decrease of 35.5% compared to the comparable prior year period.

•

Diluted earnings per share was $0.74, a decrease of 33.9% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.75, a decrease of 35.9% compared to the comparable prior year period.

•	Net cash provided by operating activities was $88.3 million.

•	Days sales outstanding (“DSO”) was 146 days, compared to 144 days for the comparable prior year period.

•	Inventory turnover days were 74 days, compared to 74 days for the comparable prior year period.

Second Quarter of Fiscal Year 2024 Financial Highlights

•	Total revenues were $223.7 million, a decrease of 8.6% compared to the comparable prior year period.

•	Gross margin was 29.5%, compared to 39.6% for the comparable prior year period. Non-GAAP gross margin was 29.7%, compared to 39.7% for the comparable prior year period.

•

Net income attributable to Hollysys was $14.1 million, a decrease of 70.7% compared to the comparable prior year period. Non-GAAP net income attributable to Hollysys was $14.6 million, a decrease of 70.6% compared to the comparable prior year period.

•

Diluted earnings per share was $0.23, a decrease of 70.5% compared to the comparable prior year period. Non-GAAP diluted earnings per share was $0.23, a decrease of 71.3% compared to the comparable prior year period.

•	Net cash provided by operating activities was $60.1 million.

•	DSO was 138 days, compared to 119 days for the comparable prior year period.

•	Inventory turnover days were 68 days, compared to 72 days for the comparable prior year period.

See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin, non-GAAP net income attributable to Hollysys and non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 2

Beijing, China – March 7, 2024 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys,” the “Company” or “we”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the second quarter and the first half of fiscal year 2024 ended December 31, 2023.

In the Industrial Automation segment, the Company’s innovation and development capabilities have once again received industry recognition. In this quarter, the Company was selected for the “2023 Intelligent Manufacturing System Solution List Leading Projects” by the Ministry of Industry and Information Technology of China and “2023 Zhejiang Province High-tech Enterprise Innovation Capability Top 500 List”. It was also awarded the title of “2023 Zhejiang Province Technology Leading Enterprise”. Meanwhile, the Company continues to strengthen its technological foundation and seek development opportunities in various fields. During this quarter, the Company introduced Advanced Planning and Scheduling Technology Plus, which can optimize the entire process from supply chain to production and order delivery, further promoting the development of the Company’s industrial software system.

In the chemical and petrochemical sector, the Company utilized its Advanced Process Control (“APC”) platform to successfully support a chemical company’s first boiler optimization control project, and achieved a fully automatic optimization of boiler air, water, coal, and environmental protection systems, resulting in a significant improvement in the automatic input rate. Furthermore, the Company successfully signed a contract for a company’s 120kt/a carbon fiber precursor production project, where Hollysys will provide production control systems and integrated solution. This project marked a major milestone for Hollysys’ Industrial Optical Bus Control System (“OCS”) and an expansion of its application in the field of carbon fiber precursor automation control.

In the smart factory sector, the Company successfully signed a contract for a 60,000-ton energy grade titanium (alloy) material intelligent manufacturing control platform project, where Hollysys will provide integrated intelligent manufacturing control solutions such as Distributed Control System (“DCS”) and HiaPlant system to assist the company in intelligent production and operation. This project is significant for the Company’s smart factory products and overall solutions in the titanium industry. Additionally, the Company signed a smart factory project to develop and utilize 10,000 tons of battery grade lithium carbonate in an environmentally friendly and comprehensive manner, where Hollysys will provide DCS and HOLLiAS MACS for this project. Upon completion, this project will play a crucial role in guaranteeing the security of local lithium resource supply.

In the electricity sector, the Company completed the optimization and control transformation project of the first heating boiler for a heat source plant in the power industry, in partnership with another company, based on the HOLLiAS APC platform.

In the Rail Transportation Automation segment, the Company maintained its market position. In the high-speed rail sector, the Company won the renovation project of ZPW-2000 track circuit equipment and coding equipment for the Zibo-Boshan railway. Meanwhile, the Company has witnessed significant progress in several key projects that it has been involved in. As the supplier of the Chinese Train Control System Level 3, the Company successfully contributed to the completion of the Guizhou-Guangzhou High-speed Railway upgrading and renovation project, as well as the official opening and operation of the Chengdu-Yibin High-speed Railway. In the urban rail transit sector, the Company acted as the equipment integrator and successfully assisted in the completion of the Integrated Supervisory and Control System upgrade project for Beijing Metro Line 10. The Company also supported the trial operation of the Shenzhen Metro Line 8 Phase II project, providing integrated monitoring system. Additionally, the Company contributed to the opening of the north section of Beijing Metro Line 17 with its Train Integration Automatic System.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 3

In terms of overseas business, collaborating with other companies, the Company won the bid for the power supply system project of Jurong Regional Line and Sengkang-Punggol Light Rail Depot Line in Singapore. The Company also won the design and construction project of the Overhead Conducting Rail system for the Cross Island Line in Singapore.

In the mechanical and electrical solutions (“M&E”) segment, the Company achieved stable performance with smooth executions on various projects.

With the Company’s continuous dedication to the industry and the support of experienced and passionate experts, Hollysys believes that it will continue to create greater value for clients and shareholders.

Second Quarter and First Half Year Ended December 31, 2023 Unaudited Financial Results Summary

(In USD thousands, except for %, number of shares and per share data)
	Three months ended December 31,			Six months ended December 31,
	2023	2022	% Change	2023	2022	% Change
Revenues	$223,723	244,731	(8.6)%	$423,623	414,774	2.1%
Integrated solutions contracts revenue	$180,518	188,929	(4.5)%	$330,219	332,055	(0.6)%
Products sales	$9,402	12,014	(21.7)%	$23,721	23,788	(0.3)%
Service rendered	$33,803	43,788	(22.8)%	$69,683	58,931	18.2%
Cost of revenues	$157,711	147,892	6.6%	$288,435	265,085	8.8%
Gross profit	$66,012	96,839	(31.8)%	$135,188	149,689	(9.7)%
Total operating expenses	$52,241	48,993	6.6%	$87,166	85,296	2.2%
Selling	$19,870	16,025	24.0%	$36,054	29,038	24.2%
General and administrative	$18,864	19,741	(4.4)%	$24,394	32,473	(24.9)%
Research and development	$28,270	20,431	38.4%	$46,626	37,790	23.4%
VAT refunds and government subsidies	$(14,763)	(7,204)	104.9%	$(19,908)	(14,005)	42.1%
Income from operations	$13,771	47,846	(71.2)%	$48,022	64,393	(25.4)%
Other (expense) income, net	$(653)	56	(1266.1)%	$(303)	1,121	(127.0)%
Foreign exchange (loss) gain	$(1,009)	(574)	75.8%	$(1,054)	3,523	(129.9)%
Impairment loss of investments in securities	$(69)	—	(100.0)%	$(69)	—	(100.0)%
Share of net income of equity investees	$1,241	1,068	16.2%	$298	1,665	(82.1)%
Gains on disposal of an investment in securities	$—	845	(100.0)%	$—	845	(100.0)%
Interest income	$3,108	2,918	6.5%	$6,669	6,079	9.7%
Interest expenses	$(414)	(225)	84.0%	$(731)	(369)	98.1%

Hollysys Automation Technologies Ltd. March 7, 2024	Page 4

Income tax expenses	$1,851	3,626	(49.0)%	$7,124	7,506	(5.1)%
Net (loss) income attributable to non-controlling interests	$(15)	65	(123.1)%	$(71)	108	(165.7)%
Net income attributable to Hollysys Automation Technologies Ltd.	$14,139	48,243	(70.7)%	$45,779	69,643	(34.3)%
Basic earnings per share	$0.23	0.79	(70.9)%	$0.74	1.13	(34.5)%
Diluted earnings per share	$0.23	0.78	(70.5)%	$0.74	1.12	(33.9)%
Share-based compensation expenses	$86	940	(90.9)%	$348	2,178	(84.0)%
Amortization of acquired intangible assets	$326	337	(3.3)%	$648	677	(4.3)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.(1)	$14,551	49,520	(70.6)%	$46,775	72,498	(35.5)%
Non-GAAP basic earnings per share(1)	$0.23	0.81	(71.6)%	$0.76	1.18	(35.6)%
Non-GAAP diluted earnings per share(1)	$0.23	0.80	(71.3)%	$0.75	1.17	(35.9)%
Basic weighted average number of ordinary shares outstanding	61,987,791	61,440,191	0.9%	61,917,839	61,378,846	0.9%
Diluted weighted average number of ordinary shares outstanding	62,305,532	62,007,655	0.5%	62,254,019	61,969,551	0.5%

(1)	See the section entitled “Non-GAAP Measures” for more information about these non-GAAP measures.

Operational Results Analysis for the First Half Year Ended December 31, 2023

Total revenues for the six months ended December 31, 2023 were $423.6 million, as compared to $414.8 million for the same period of the prior fiscal year, representing an increase of 2.1%. In terms of revenues by type, integrated solutions contracts revenue decreased by 0.6% to $330.2 million, products sales revenue decreased by 0.3% to $23.7 million, and services revenue increased by 18.2% to $69.7 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Six months ended December 31,
	2023		2022
	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	252,403	59.5	252,777	61.0
Rail Transportation Automation	124,334	29.4	117,068	28.2
Mechanical and Electrical Solution	46,886	11.1	44,929	10.8

Total	423,623	100.0	414,774	100.0

Gross margin was 31.9% for the six months ended December 31, 2023, as compared to 36.1% for the same period of the prior fiscal year. Gross margins of integrated solutions contracts, product sales, and services rendered were 21.6%, 72.9% and 67.0% for the six months ended December 31, 2023, as compared to 28.3%, 78.0% and 63.2% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 32.1% for the six months ended December 31, 2023, as compared to 36.3% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 21.8% for the six months ended December 31, 2023, as compared to 28.5% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 5

Selling expenses were $36.1 million for the six months ended December 31, 2023, representing an increase of $7.0 million, or 24.2%, compared to $29.0 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth, and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 8.5% and 7.0% for the six months ended December 31, 2023 and 2022, respectively.

General and administrative expenses were $24.4 million for the six months ended December 31, 2023, representing a decrease of $8.1 million, or 24.9%, compared to $32.5 million for the same period of the prior fiscal year, which was primarily due to a $10.4 million decrease in credit losses, and a $1.8 million decrease in share-based compensation expenses, partially offset by a $3.6 million increase in third-party consulting fees. Share-based compensation expenses were $0.3 million and $2.2 million for the six months ended December 31, 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 5.8% and 7.8% for the six months ended December 31, 2023 and 2022, respectively.

Research and development expenses were $46.6 million for the six months ended December 31, 2023, representing an increase of $8.8 million, or 23.4%, compared to $37.8 million for the same period of the prior fiscal year, which was primarily due to a $6.2 million increase in labor cost for the increase in R&D staff for strategic technological innovation. Research and development expenses as a percentage of total revenues were 11.0% and 9.1% for the six months ended December 31, 2023 and 2022, respectively.

The VAT refunds and government subsidies were $19.9 million for the six months ended December 31, 2023, as compared to $14.0 million for the same period of the prior fiscal year, representing a $5.9 million, or 42.1%, increase, which was primarily due to a $5.8 million increase in government subsidies.

The income tax expenses and the effective tax rate were $7.1 million and 13.5% for the six months ended December 31, 2023, as compared to $7.5 million and 9.7% for the same period of the prior fiscal year. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $45.8 million for the six months ended December 31, 2023, representing a decrease of 34.3% from $69.6 million reported in the same period of the prior fiscal year. Non-GAAP net income attributable to Hollysys was $46.8 million or $0.75 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.74 for the six months ended December 31, 2023, representing a decrease of 33.9% from $1.12 in the same period of the prior fiscal year. Non-GAAP diluted earnings per share was $0.75 for the six months ended December 31, 2023, representing a decrease of 35.9% from $1.17 in the same period of the prior fiscal year. These were calculated based on 62.3 million and 62.0 million diluted weighted average ordinary shares outstanding for the six months ended December 31, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 6

Operational Results Analysis for the Second Quarter Ended December 31, 2023

Total revenues for the three months ended December 31, 2023 were $223.7 million, as compared to $244.7 million for the same period of the prior fiscal year, representing a decrease of 8.6%. In terms of revenues by type, integrated contracts revenue decreased by 4.5% to $180.5 million, products sales revenue decreased by 21.7% to $9.4 million, and services revenue decreased by 22.8% to $33.8 million.

The following table sets forth the Company’s total revenues by segment for the periods indicated.

(In USD thousands, except for %)

	Three months ended December 31,
	2023		2022
	$	% of Total Revenues	$	% of Total Revenues
Industrial Automation	135,361	60.5	131,727	53.8
Rail Transportation Automation	66,824	29.9	88,826	36.3
Mechanical and Electrical Solution	21,538	9.6	24,178	9.9

Total	223,723	100.0	244,731	100.0

Gross margin was 29.5% for the three months ended December 31, 2023, as compared to 39.6% for the same period of the prior fiscal year. The gross margin fluctuated mainly due to the product and service mix. Gross margins of integrated solutions contracts, product sales, and service rendered were 21.1%, 65.6% and 64.2% for the three months ended December 31, 2023, as compared to 30.8%, 85.2% and 64.9% for the same period of the prior fiscal year, respectively. Non-GAAP gross margin was 29.7% for the three months ended December 31, 2023, as compared to 39.7% for the same period of the prior fiscal year. Non-GAAP gross margin of integrated solutions contracts was 21.3% for the three months ended December 31, 2023, as compared to 31.0% for the same period of the prior fiscal year. See the section entitled “Non-GAAP Measures” for more information about non-GAAP gross margin and non-GAAP gross margin of integrated solutions contracts.

Selling expenses were $19.9 million for the three months ended December 31, 2023, representing an increase of $3.8 million, or 24.0%, compared to $16.0 million for the same period of the prior fiscal year. The increase in selling expenses was mainly due to the increase in sales headcount to support the business growth, and the implementation of industry key customer strategy in industrial automation segment. Selling expenses as a percentage of total revenues were 8.9% and 6.5% for the three months ended December 31, 2023 and 2022, respectively.

General and administrative expenses were $18.9 million for the three months ended December 31, 2023, representing a decrease of $0.8 million, or 4.4%, compared to $19.7 million for the same period of the prior fiscal year, which was primarily due to a $4.9 million decrease in credit losses, and a $0.9 million decrease in share-based compensation expenses, partially offset by a $3.6 million increase in third-party consulting fees. Share-based compensation expenses were $0.1 million and $0.9 million for the three months ended December 31, 2023 and 2022, respectively. General and administrative expenses as a percentage of total revenues were 8.4% and 8.1% for the three months ended December 31, 2023 and 2022, respectively.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 7

Research and development expenses were $28.3 million for the three months ended December 31, 2023, representing an increase of $7.8 million, or 38.4%, compared to $20.4 million for the same period of the prior fiscal year, which was primarily due to a $4.5 million increase in labor cost for the increase in R&D staff for strategic technological innovation. Research and development expenses as a percentage of total revenues were 12.6% and 8.3% for the three months ended December 31, 2023 and 2022, respectively.

The VAT refunds and government subsidies were $14.8 million for three months ended December 31, 2023, as compared to $7.2 million for the same period in the prior fiscal year, representing a $7.6 million, or 104.9%, increase, which was primarily due to a $7.1 million increase in government subsidies.

The income tax expenses and the effective tax rate were $1.9 million and 11.6% for the three months ended December 31, 2023, respectively, as compared to $3.6 million and 7.0% for the same period in the prior fiscal year, respectively. The effective tax rate fluctuates, as the Company’s subsidiaries contributed different pre-tax income at different tax rates.

Net income attributable to Hollysys was $14.1 million for the three months ended December 31, 2023, representing a decrease of 70.7% from $48.2 million reported in the same period in the prior fiscal year. Non-GAAP net income attributable to Hollysys was $14.6 million or $0.23 per diluted share. See the section entitled “Non-GAAP Measures” for more information about non-GAAP net income attributable to Hollysys.

Diluted earnings per share was $0.23 for the three months ended December 31, 2023, representing a decrease of 70.5% from $0.78 reported in the same period in the prior fiscal year. Non-GAAP diluted earnings per share was $0.23 for the three months ended December 31, 2023, representing a decrease of 71.3% from $0.80 reported in the same period in the prior fiscal year. These were calculated based on 62.3 million and 62.0 million diluted weighted average ordinary shares outstanding for the three months ended December 31, 2023 and 2022, respectively. See the section entitled “Non-GAAP Measures” for more information about non-GAAP diluted earnings per share.

Contracts and Backlog Highlights

Hollysys achieved $495.2 million and $235.4 million of value of new contracts for the six months and three months ended December 31, 2023, respectively. Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that Hollysys won. The backlog was $962.2 million as of December 31, 2023. The following table sets forth a breakdown of the value of new contracts achieved and backlog by segment.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 8

(In USD thousands, except for %)

	Value of new contracts achieved for the six months ended December 31, 2023		Value of new contracts achieved for the three months ended December 31, 2023		Backlog as of December 31, 2023
	$	% of Total Contract Value	$	% of Total Contract Value	$	% of Total Backlog
Industrial Automation	226,130	45.7	67,579	28.7	368,937	38.4
Rail Transportation Automation	225,859	45.6	151,609	64.4	408,176	42.4
Mechanical and Electrical Solutions	43,200	8.7	16,194	6.9	185,093	19.2

Total	495,189	100.0	235,382	100.0	962,206	100.0

Cash Flow Highlights

For the six months ended December 31, 2023, the total net cash inflow was $135.3 million. The net cash provided by operating activities was $88.3 million. The net cash provided by investing activities was $4.3 million, mainly consisting of $44.9 million maturity of short-term investments, which was partially offset by $20.5 million purchases of short-term investments, and $20.6 million purchases of property, plant and equipment. The net cash provided by financing activities was $31.3 million, mainly consisting of $31.6 million of proceeds from long-term bank loans.

For the three months ended December 31, 2023, the total net cash inflow was $97.4 million. The net cash provided by operating activities was $60.1 million. The net cash provided by investing activities was $20.2 million, mainly consisting of $25.7 million maturity of short-term investments, partially offset by $2.3 million purchases of short-term investments, and $3.7 million purchases of property, plant and equipment. The net cash provided by financing activities was $1.9 million, mainly consisting of $2.0 million of proceeds from long-term bank loans.

Balance Sheet Highlights

The total amount of cash and cash equivalents was $747.5 million and $650.4 million as of December 31, 2023 and September 30, 2023, respectively.

For the six months ended December 31, 2023, DSO was 146 days, as compared to 144 days from the same period of the prior fiscal year, and inventory turnover days were 74 days, as compared to 74 days from the same period of the prior fiscal year.

For the three months ended December 31, 2023, DSO was 138 days, as compared to 119 days for the same period of the prior fiscal year and 145 days for the last fiscal quarter; inventory turnover days were 68 days, as compared to 72 days for the same period of the prior fiscal year and 84 days for the last fiscal quarter.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 9

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation automation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation automation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOR STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 10

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies Ltd. March 7, 2024	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated solutions contracts revenue	$180,518	$188,929	$330,219	$332,055
Products sales	9,402	12,014	23,721	23,788
Revenue from services	33,803	43,788	69,683	58,931

Total net revenues	223,723	244,731	423,623	414,774

Costs of integrated solutions contracts	142,387	130,751	258,973	238,147
Cost of products sold	3,234	1,775	6,440	5,240
Costs of services rendered	12,090	15,366	23,022	21,698

Gross profit	66,012	96,839	135,188	149,689

Operating expenses
Selling	19,870	16,025	36,054	29,038
General and administrative	18,864	19,741	24,394	32,473
Research and development	28,270	20,431	46,626	37,790
VAT refunds and government subsidies	(14,763)	(7,204)	(19,908)	(14,005)

Total operating expenses	52,241	48,993	87,166	85,296

Income from operations	13,771	47,846	48,022	64,393

Other (expense) income, net	(653)	56	(303)	1,121
Foreign exchange (loss) gain	(1,009)	(574)	(1,054)	3,523
Impairment loss of investments in investment in securities	(69)	—	(69)	—
Gains on disposal of an investment in securities	—	845	—	845
Share of net income of equity investees	1,241	1,068	298	1,665
Interest income	3,108	2,918	6,669	6,079
Interest expenses	(414)	(225)	(731)	(369)

Income before income taxes	15,975	51,934	52,832	77,257

Income taxes expenses	1,851	3,626	7,124	7,506

Net income	14,124	48,308	45,708	69,751

Net (loss) income attributable to non-controlling interests	(15)	65	(71)	108

Net income attributable to Hollysys Automation Technologies Ltd.	$14,139	$48,243	$45,779	$69,643

Other comprehensive income, net of tax of nil
Translation adjustments	28,499	20,110	21,147	(50,382)

Comprehensive income	42,623	68,418	66,855	19,369

Less: comprehensive income (loss) attributable to non-controlling interests	9	75	(55)	190

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$42,614	$68,343	$66,910	$19,179

Net income per ordinary share:
Basic	0.23	0.79	0.74	1.13

Diluted	0.23	0.78	0.74	1.12

Shares used in net income per share computation:
Basic	61,987,791	61,440,191	61,917,839	61,378,846
Diluted	62,305,532	62,007,655	62,254,019	61,969,551

Hollysys Automation Technologies Ltd. March 7, 2024	Page 12

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	December 31, 2023	September 30, 2023
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$747,507	$650,413
Short-term investments	9,074	32,100
Restricted cash	24,492	24,392
Accounts receivable, net of allowance for credit losses of $62,968 and $63,925 as of December 31, 2023 and September 30, 2023, respectively	352,399	308,788
Costs and estimated earnings in excess of billings, net of allowance for credit losses of $12,431 and $13,908 as of December 31, 2023 and September 30, 2023, respectively	244,154	285,218
Accounts receivable retention	5,297	5,783
Other receivables, net of allowance for credit losses of $15,707 and $15,584 as of December 31, 2023 and September 30, 2023, respectively	16,011	20,389
Advances to suppliers	31,687	31,216
Amounts due from related parties	22,482	28,712
Inventories	106,691	112,261
Prepaid expenses	441	280
Income tax recoverable	1,115	449

Total current assets	1,561,350	1,500,001

Non-current assets
Restricted cash	11,425	11,174
Costs and estimated earnings in excess of billings	1,570	1,451
Accounts receivable retention	7,070	7,418
Prepaid expenses	2	2
Property, plant and equipment, net	164,833	145,885
Prepaid land leases	11,569	11,357
Intangible assets, net	8,598	8,079
Investments in equity investees	48,683	46,381
Investments securities	1,552	1,552
Goodwill	19,359	18,827
Deferred tax assets	9,454	11,364
Operating lease right-of-use assets	3,435	2,997

Total non-current assets	287,550	266,487
Total assets	1,848,900	1,766,488

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	67	—
Current portion of long-term loans	15,245	15,237
Accounts payable	181,618	174,713
Construction costs payable	18,650	11,328
Deferred revenue	223,005	202,782
Accrued payroll and related expenses	39,496	27,752
Income tax payable	4,004	5,667
Warranty liabilities	3,663	3,094

Hollysys Automation Technologies Ltd. March 7, 2024	Page 13

Other tax payables	10,540	14,197
Accrued liabilities	35,580	36,885
Amounts due to related parties	4,043	5,111
Operating lease liabilities	1,934	1,542

Total current liabilities	537,845	498,308

Non-current liabilities
Accrued liabilities	666	2,118
Long-term loans	48,638	45,899
Accounts payable	2,851	2,754
Deferred tax liabilities	11,665	12,773
Warranty liabilities	2,573	2,885
Operating lease liabilities	1,227	1,024
Total non-current liabilities	67,620	67,453
Total liabilities	605,465	565,761

Commitments and contingencies	—	—

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 62,095,839 shares and 62,024,409 shares issued and outstanding as of December 31, 2023 and September 30, 2023	62	62
Additional paid-in capital	247,256	247,170
Statutory reserves	81,060	78,875
Retained earnings	1,005,375	993,423
Accumulated other comprehensive income	(91,287)	(119,763)

Total Hollysys Automation Technologies Ltd. stockholder’s equity	1,242,466	1,199,767
Non-controlling interests	969	960

Total equity	1,243,435	1,200,727
Total liabilities and equity	$1,848,900	$1,766,488

Hollysys Automation Technologies Ltd. March 7, 2024	Page 14

HOLLYSYS AUTOMATION TECHNOLOGIES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Six months ended
	December 31, 2023	December 31, 2023
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$14,124	$45,708
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,457	4,574
Amortization of prepaid land leases	82	163
Amortization of intangible assets	326	648
Allowance for credit losses	(1,246)	(7,839)
Gains on disposal of property, plant and equipment	(70)	(66)
Share of net income of equity investees	(1,241)	(298)
Share-based compensation expenses	86	348
Deferred income tax expenses	862	1,119
Impairment loss of investments in investment in securities	69	69
Changes in operating assets and liabilities:
Accounts receivable and retention	(31,117)	(24,898)
Costs and estimated earnings in excess of billings	46,830	13,543
Inventories	8,600	7,308
Advances to suppliers	211	(2,690)
Other receivables	4,832	3,592
Prepaid expenses	(151)	164
Due from related parties	6,767	3,798
Accounts payable	2,612	7,926
Deferred revenue	14,534	37,079
Accruals and other payables	(1,039)	3,270
Due to related parties	(1,067)	(2,111)
Income tax payable	(2,415)	(2,929)
Other tax payables	(3,947)	(180)

Net cash provided by operating activities	60,099	88,298
Cash flows from investing activities:
Purchases of short-term investments	(2,268)	(20,474)
Purchases of property, plant and equipment	(3,730)	(20,626)
Proceeds from disposal of property, plant and equipment	83	157
Maturity of short-term investments	25,725	44,862
Investment of an investment in securities	(35)	(35)
Proceeds from acquisition of a subsidiary	390	390

Net cash provided by investing activities	20,165	4,274
Cash flows from financing activities:
Proceeds from short-term bank loans	66	66
Proceeds from long-term bank loans	2,022	31,567
Repayments of long-term bank loans	(144)	(374)

Net cash provided by financing activities	1,944	31,259
Effect of foreign exchange rate changes	15,237	11,463

Net increase in cash, cash equivalents and restricted cash	$97,445	135,294

Hollysys Automation Technologies Ltd. March 7, 2024	Page 15

Cash, cash equivalents and restricted cash, beginning of period	$685,979	648,130
Cash, cash equivalents and restricted cash, end of period	783,424	783,424

Hollysys Automation Technologies Ltd. March 7, 2024	Page 16

Non-GAAP Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, in evaluating our results, we use the following non-GAAP financial measures: non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share.

These non-GAAP financial measures serve as additional indicators of our operating performance and not as any replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the share-based compensation expenses, which are calculated based on the number of shares or options granted and the fair value as of the grant date, and amortization of acquired intangible assets. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects.

Non-GAAP gross profit and non-GAAP gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share should not be considered in isolation or construed as an alternative to gross profit and gross margin, gross profit and gross margin of integrated solutions contracts, net income attributable to Hollysys Automation Technologies Ltd., basic and diluted earnings per share, or any other measure of performance, or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP gross profit and gross margin, non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts, non-GAAP net income attributable to Hollysys Automation Technologies Ltd., as well as non-GAAP basic and diluted earnings per share presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, adjusted to exclude non-cash amortization of acquired intangibles. The following table provides a reconciliation of our gross profit and gross margin to non-GAAP gross profit and non-GAAP gross margin for the periods indicated.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 17

(In USD thousands, except for %)

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$66,012	96,839	135,188	149,689

Gross margin(1)	29.5%	39.6%	31.9%	36.1%
Add:
Amortization of acquired intangible assets	326	337	648	677

Non-GAAP gross profit	$66,338	$97,176	$135,836	$150,366

Non-GAAP gross margin(2)	29.7%	39.7%	32.1%	36.3%

(1)	Gross margin represents gross profit for the period as a percentage of revenue for such period.

(2)	Non-GAAP gross margin represents non-GAAP gross profit for the period as a percentage of revenue for such period.

We define non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts as gross profit and gross margin of integrated solutions contracts, respectively, adjusted to exclude non-cash amortization of acquired intangibles associated with integrated solutions contracts. The following table provides a reconciliation of the gross profit of integrated solutions contracts to non-GAAP gross profit and non-GAAP gross margin of integrated solutions contracts for the periods indicated.

(In USD thousands, except for %)

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit of integrated solutions contracts	$38,131	$58,178	$71,246	$93,908

Gross margin of integrated solutions contracts(1)	21.1%	30.8%	21.6%	28.3%
Add:
Amortization of acquired intangible assets	326	337	648	677

Non-GAAP gross profit of integrated solutions contracts	$38,457	$58,515	$71,894	$94,585

Non-GAAP gross margin of integrated solutions contracts(2)	21.3%	31.0%	21.8%	28.5%

(1)	Gross margin of integrated solutions contracts represents gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

(2)

Non-GAAP gross margin of integrated solutions contracts represents non-GAAP gross profit of integrated solutions contracts for the period as a percentage of integrated solutions contracts revenue for such period.

Hollysys Automation Technologies Ltd. March 7, 2024	Page 18

We define non-GAAP net income attributable to Hollysys as net income attributable to Hollysys adjusted to exclude the share-based compensation expenses and non-cash amortization of acquired intangible assets. The following table provides a reconciliation of net income attributable to Hollysys to non-GAAP net income attributable to Hollysys for the periods indicated.

(In USD thousands)

	Three months ended December 31,		Six months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$14,139	$48,243	$45,779	$69,643

Add:
Share-based compensation expenses	86	940	348	2,178
Amortization of acquired intangible assets	326	337	648	677

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$14,551	$49,520	$46,775	$72,498

Hollysys Automation Technologies Ltd. March 7, 2024	Page 19

Non-GAAP basic (or diluted) earnings per share represents non-GAAP net income attributable to Hollysys divided by the weighted average number of ordinary shares outstanding during the periods (or on a diluted basis). The following table provides a reconciliation of our basic (or diluted) earnings per share to non-GAAP basic (or diluted) earnings per share for the periods indicated.

(In USD thousands, except for number of shares and per share data)

	Three months ended		Six months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Hollysys Automation Technologies Ltd.	$14,139	$48,243	$45,779	$69,643

Add:
Share-based compensation expenses	86	940	348	2,178
Amortization of acquired intangible assets	326	337	648	677

Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$14,551	$49,520	$46,775	$72,498

Weighted average number of basic ordinary shares	61,987,791	61,440,191	61,917,839	61,378,846
Weighted average number of diluted ordinary shares	62,305,532	62,007,655	62,254,019	61,969,551
Basic earnings per share(1)	0.23	0.79	0.74	1.13

Add:
non-GAAP adjustments to net income per share(2)	0.00	0.02	0.02	0.05
Non-GAAP basic earnings per share(3)	$0.23	$0.81	$0.76	$1.18

Diluted earnings per share(1)	0.23	0.78	0.74	1.12
Add:
non-GAAP adjustments to net income per share(2)	0.00	0.02	0.01	0.05
Non-GAAP diluted earnings per share(3)	$0.23	$0.80	$0.75	$1.17

(1)

Basic (or diluted) earnings per share is derived from net income attributable to Hollysys Automation Technologies Ltd. for computing basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).

(2)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares (or on a diluted basis).

(3)

Non-GAAP basic (or diluted) earnings per share is derived from non-GAAP net income attributable to Hollysys Automation Technologies Ltd. for computing non-GAAP basic (or diluted) earnings per share divided by weighted average number of shares (or on a diluted basis).